US Tiger Securities, Inc.
(A Wholly-Owned Subsidiary of Tiger Fintech Holdings, Inc.)
Statement of Financial Condition
December 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-65324

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 AND ENDING 12/31/2024
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: US Tiger Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

437 Madison Ave, 27th Floor
(No. and Street)

New York   NY   10022
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Youqing Liu   646-978-5186   youqing.liu@ustigersecurities.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis Mazars, LLP
(Name – if individual, state last, first, and middle name)

60 Crossways Park Drive West, Suite 301   Woodbury   NY   11797
(Address)   (City)   (State) (Zip Code)

10/16/2003   686
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Youqing Liu_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _US Tiger Securities, Inc._ _12/31_____, 20_24_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____

State of _~~Chief Financial Officer~~_ _Essex_____

_Un ... _____
Notary Public

CHENRUO QU
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES OCT. 02, 2028
NO. 50214798

Subscribed and sworn to (or affirmed) before me on this _31_ day of _March_____, 20_25_ by _YOUQING LIU_____ proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Signature _Cenhue Q B_

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

US Tiger Securities, Inc.
(A Wholly-Owned Subsidiary of Tiger Fintech Holdings, Inc.)
Index
December 31, 2024

Forvis Mazars, LLP
60 Crossways Park Drive West, Suite 301
Woodbury, NY 11797
forvismazars.us



Report of Independent Registered Public Accounting Firm

To the Board of Director and Stockholder of US Tiger Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of US Tiger Securities, Inc. (the "Company"), as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2024.

Forvis Mazars, LLP

Woodbury, New York
March 31, 2025

US Tiger Securities, Inc.
(A Wholly-Owned Subsidiary of Tiger Fintech Holdings, Inc.)
Statement of Financial Condition
As of December 31, 2024

Assets

Cash and cash equivalents	$	13,985,377
Restricted cash equivalents		470,591
Investments, at fair value		8,800
Deposits held at clearing broker		1,000,000
Receivable from clearing brokers		244,676
Underwriting fees receivable		2,206,325
Due from affiliates		1,043,168
Fixed assets, net		50,992
Deferred tax asset		978,815
Operating lease right-of-use assets		856,107
Prepaid expenses and other assets		2,718,159
Total assets	$	23,563,010

Liabilities and Stockholder's Equity

Accounts payable	$	59,298
Accrued expenses and other liabilities		3,898,548
Underwriting fees payable		427,172
Operating lease liabilities		969,228
Total liabilities		5,354,246

Stockholder's equity

Common stock $0.05 par value, 2,000 shares authorized, issued and outstanding	100
Additional paid-in capital	24,661,111
Accumulated deficit	(6,452,447)
Total stockholder's equity	18,208,764
Total liabilities and stockholder's equity	$ 23,563,010

The accompanying notes are an integral part of this financial statement.

1. Organization

JFD Securities Inc. ("JFD") was formed on December 20, 2010 as a New Jersey Corporation. In May 2016, Tiger Holdings, LLC ("THL"), a Delaware limited liability company acquired 24.9% of JFD and in March 2018 acquired the remaining 75.1% of JFD. On April 5, 2018, JFD's name was changed to US Tiger Securities, Inc. (the "Company"). In July 2018, THL sold 24.9% of its interest in the Company to Tiger Fintech Holdings, Inc. ("TFH") and in November 2018 THL sold the remaining 75.1% of the Company to TFH. TFH is wholly owned by UP Fintech Holding Limited ("Ultimate Parent").

The Company is presently a wholly owned subsidiary of TFH. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered as an introducing broker with the National Futures Association ("NFA") and the Commodity Futures Trading Commission ("CTFC"). The Company specializes in underwriting securities offerings as a firm commitment or best efforts underwriter, syndicate member, or selling group participant. The Company also provides online trading, execution and corporate services to its clients and its foreign affiliates. As an introducing broker, the Company does not keep custody of its clients' securities and money.

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the conditions from exemption appearing in paragraph (k)(2)(ii) of the Rule and as noted below.

The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to proprietary trading, receiving transaction-based compensation for private placements and capital raising transactions, providing corporate access to institutional customers, and participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and cash equivalents
The Company considers all demand and time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents.

The following is a summary of the significant accounting policies followed by the Company.

As of December 31, 2024, the Company maintained a certificate of deposit account of $470,591 to secure a letter of credit on its New York office lease. The certificate of deposit account is recorded as restricted cash equivalents on the Statement of Financial Condition.

2. **Summary of Significant Accounting Policies (continued)**

Deposits held at Clearing Broker

Deposits held at broker dealers includes a clearing deposit of $1,000,000 the Company maintains with one of its clearing brokers.

Underwriting Fees Receivable

The Company participates in underwriting transactions on a firm commitment basis and also as a selling group member. The Company also may act as a selling group member for an affiliate.

Underwriting fees receivable represent net amounts due to the Company from issuers and / or the lead underwriter of a syndicate the Company participated in as an underwriting member, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts. The Company had underwriting fees receivable of $2,206,325 as of December 31, 2024 and no underwriting fees receivable as of December 31, 2023.

Allowance for credit losses

The Company applies Accounting Standards Codification ("ASC") Topic 326, Financial Instruments – Credit Losses ("ASC 326") for certain financial assets measured at amortized cost to estimate current expected credit losses ("CECL"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including underwriting fees receivable, balances due from affiliates, and receivables from clearing brokers utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Management does not believe that an allowance is required as of December 31, 2024.

Right of use assets and lease liabilities

ASC 842 requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements.

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed.

The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments with the discount rate based on the company's assessment of its incremental borrowing rate, which is the rate of interest it would expect to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

2. Summary of Significant Accounting Policies (continued)

Allocation of Stock Based Compensation

From time to time, the Company's employees are granted shares in the Ultimate Parent. The Company recognizes compensation cost on a straight-line basis over the vesting period of the shares granted.

Revenue Recognition

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company earns underwriting fees in securities offerings in which the Company acts as firm commitment underwriter and also may act as a syndicate member, or selling group participant, or a best efforts underwriter. Fee revenue relating to underwriting commitments is recorded at the point in time when all significant items relating to the underwriting process have been completed and the amount of the underwriting revenue has been determined. Generally, this is the point at which all of the following have occurred: (i) the issuer's registration statement has become effective with the SEC or the other offering documents are finalized; (ii) the Company has made a firm commitment for the purchase of securities from the issuer (when applicable); and (iii) the Company has been informed of the number of securities that it has been allotted. The Company believes that the performance obligation is satisfied when the significant items are completed, which is generally on the trade-date of the securities offerings.

From time to time, the Company may also earn an additional fee (a "deferred underwriting fee") from underwritings in accordance with the conditions required in the applicable prospectus. Generally, the deferred underwriting fee is earned only upon the consummation of an initial business combination, as described in the prospectus. If a business combination is not consummated within the required time period noted in the prospectus, a deferred underwriting fee will not be earned. $1,460,625 of the deferred underwriting fees earned during 2024 are included in underwriting fees receivable on the Statement of Financial Condition as of December 31, 2024.

Revenue for private placements and capital raising transactions is recognized at the point in time that performance under the arrangement is completed, generally on the closing date of the transaction, and the fee is contingent on either the amount of capital raised or the transaction value.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company provides corporate access to institutional customers and the revenue is recognized once an arrangement exists and access has been provided and the Company believes that the performance obligation is satisfied.

2.   **Summary of Significant Accounting Policies (continued)**

Revenue Recognition (continued)

The Company provides advisory services to customers and the revenue is recognized once advisory services were provided and the Company believes that the performance obligation is satisfied.

The Company earns interest income from accounts held at banks and clearing brokers and interest income is recognized on the accrual basis. Because financial instruments are outside of the scope of ASC Topic 606, it has no impact on the Company's existing methodology for revenue recognition.

Net realized and unrealized gains and losses on investments are recorded in earnings.

The Company earns income from introducing order flow to a third-party financial institution. The third party provides the Company with a monthly statement reflecting the order flows introduced by the Company, and the revenue is recognized based on the information received and when the Company believes that the performance is satisfied.

Disaggregation of Revenue

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract assets also include expenses the Company has paid in connection with underwriting transactions that have not closed as of December 31, 2024. The balance of contract assets was $2,290,008 as of December 31, 2023. As of December 31, 2024, the Company had contract assets of $2,378,965 included in prepaid expenses and other assets within the Statement of Financial Condition.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. The balance of contract liabilities was $2,586,945 as of December 31, 2023. As of December 31, 2024, the Company's had contract liabilities of $3,343,808 included in accrued expenses and other liabilities within the Statement of Financial Condition.

Use of Estimates
The preparation of the financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

US Tiger Securities, Inc.
(A Wholly-Owned Subsidiary of Tiger Fintech Holdings, Inc.)
Notes to Financial Statement
As of December 31, 2024

2. **Summary of Significant Accounting Policies (continued)**

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are recognized based on the straight-line method over the estimated useful lives of the assets. The Company estimates the useful lives of computer equipment to be three years. Leasehold improvements are generally amortized over the terms of their respective leases.

Fixed assets included computer equipment of $19,320 and leasehold improvements of $81,921 as of December 31, 2024. As of December 31, 2024, the accumulated depreciation and amortization was $50,249, with a net book value of $50,992.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740. The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities based on presently enacted tax laws and rates. Valuation allowances are established to reduce deferred tax assets when it is deemed more likely than not that such assets may not be fully realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statement only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statement as appropriate. Interest and penalties, if any, related to unrecognized tax benefits are recorded in the income tax provision.

GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statement. The guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely-than-not" of being sustained by the applicable tax authority. The Company recognizes the effect of income tax positions if those positions are more likely than not of being sustained.

3. **Fair value of financial instruments**

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs.

Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value.

3. Fair value of financial instruments (continued)

The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers.

Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

At December 31, 2024, the Company held restricted securities with a fair value of $8,800 based on the market approach valuation method. These are categorized as Level 3 in the fair value hierarchy.

As of December 31, 2024, the Company's investments are classified as follows:

	Level 1	Level 2	Level 3	Total
Restricted securities	$ -	$ -	$ 8,800	$ 8,800
Total	$ -	$ -	$ 8,800	$ 8,800

4. **Leases**

In May 2019, the Company entered into a non-cancelable operating lease agreement for office space in New York City. The lease commenced in May 2019 and has a term of 68 months, through January 2025. The Company is responsible for utilities, real estate taxes, and maintenance on its leased office space. In March 2022, the Company entered into a non-cancelable operating lease agreement for additional office space in New York City. The lease commenced in March 2022 and has a term of 67 months, through September 2027. The Company is responsible for utilities, real estate taxes, and maintenance on its leased office space.

4.   Leases (continued)

The Company has two obligations classified as an operating lease for office space with initial non-cancelable terms in excess of one year, which is discussed above. Because the Company is not reasonably certain it will exercise the lease renewal option, the associated payments during the optional renewal period were not used in the determination of the lease terms and are excluded from lease payments. The amount reported under operating lease right-of-use assets and operating lease liabilities in the Statement of Financial Condition was $856,107 and $969,228, respectively.

Undiscounted maturity of the lease liabilities under the current lease agreements as of December 31, 2024 through September 2027 when both leases will have expired amounted to $1,037,829, with imputed interest of $68,601, at a 5% discount rate.

Future minimum payments under these non-cancelable operating leases with remaining terms in excess of one year as of December 31, 2024 for each of the remaining years and in the aggregate are:

	Total Commitments
2025	$391,776
2026	367,661
2027	278,392
	$ 1,037,829

5.   Related Party Transactions

Revenue
For the year ended December 31, 2024, the Company earned an underwriting fee from a securities offering in which the Company acted as firm commitment underwriter. This revenue was earned from the Ultimate Parent. As of December 31, 2024, this fee of $750,000 was included in underwriting fees receivable on the Statement of Financial Condition.

Compensation
In July 2020, the Company entered into an expense sharing agreement with TradeUP Securities Inc., its affiliate, to allocate salaries and payroll related expenses to TradeUP Securities Inc. As of December 31, 2024, approximately $1,026,000 is included in due from affiliates on the Statement of Financial Condition.

In August 2023, the Company entered into an expense sharing agreement with TradeUP Inc., its affiliate, to allocate salaries and payroll related expenses to TradeUP Inc. As of December 31, 2024, $16,447 is included in due from affiliates on the Statement of Financial Condition.

Data Service
The Company's affiliate, Beijing U-Tiger Business Service Limited allocates data service cost to the Company based on agreement terms.

5. Related Party Transactions (continued)

Stock Based Compensation

For the year ended December 31, 2024, the Company recorded compensation expense related to share grants in the Ultimate Parent. The restricted share grants are valued utilizing 1/15 of the quoted American Depositary Share ("ADS") price of the Ultimate Parent (as each ADS share represent 15 Class A shares of the Ultimate Parent).

The share awards typically vest over a period of four years and service conditions are attached; the shares only vest if the employee is still employed by the Company, and has not given notice to terminate their employment contract, on vesting date. There are no other performance conditions or market conditions. The share grants are issued under the Ultimate Parent's 2019 performance incentive plan; and the maximum number of 52,000,000 shares can be issued under that plan for the employees of the Company's and its affiliates.

There were 8,022,925 share grants outstanding at December 31, 2023. In 2024, no grant share units were granted to employees and there were 124,995 share forfeitures, for an aggregate 7,897,930 of outstanding shares granted. 7,300,380 outstanding share grants fully vested as of December 31, 2024. The weighted average fair value of grants expensed during 2024 was $0.82. As of December 31, 2024, the balance of unvested grants is $289,587 which will vest through 2027.

The Company has a receivable from certain employees totaling approximately $35,000 which is included in prepaid expenses and other assets in the Statement of Financial Condition.

Receivable from Clearing Broker

In December 2019, the Company entered into a fully disclosed clearing agreement with TradeUP Securities Inc., its affiliate. As of December 31, 2024, the balance of $26 the Company held with TradeUP Securities Inc. pursuant to this clearing agreement was included in receivable from clearing brokers in the Statement of Financial Condition.

Also refer to Note 7.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires the Company to maintain a minimum net capital greater than $250,000. At December 31, 2024, the Company had net capital of $10,731,914, as defined, which exceeded its required net capital by $10,481,914.

As an introducing-broker regulated by the NFA, the Company is subject to the CFTC Regulation 1.17, which requires a broker-dealer to have at all times sufficient liquid assets to cover indebtedness. The Company is required to maintain adjusted net capital equivalent to or in excess of $250,000 or the minimum net amount required by the Rule, whichever is greater. At December 31, 2024, the Company had net capital of $10,731,914, as defined, which exceeded its required net capital by $10,481,914.

7.   **Concentrations and uncertainties**

Cash consists of cash in banks, primarily held at three financial institutions which at times may exceed federally insured limits. At December 31, 2024, the Company had a total of approximately $13,345,000 in these three financial institutions in excess of the insured limits. The Company has not experienced any losses in such accounts.

In the normal course of business activities, the Company is subject to regulatory examinations, other inquiries and other various legal actions. These matters could result in censures, fines, sanctions and legal settlements. The Company expects to settle a regulatory violation on a joint and several basis with its affiliate. The Company and the affiliate have agreed to allocate $60,000 of the total cost of settlement to the Company and the remaining cost to the affiliate. Accordingly, the Company has accrued $60,000 related to the regulatory settlement as of December 31, 2024, which is included in accrued expenses and other liabilities in the accompanying statement of financial condition. As of the date that this financial statement was available to be issued, the Company is not aware of any matters that are expected to have a material adverse effect on its financial position or results of operations.

For the year ended December 31, 2024, approximately 48% of the Company's underwriting income was from three customers. As of December 31, 2024, 100% of the underwriting fees receivable were due from two customers, including 34% due from an affiliate referenced in Note 5.

Activities conducted with the Company's clearing brokers may expose the Company to off-balance-sheet risk in the event that a customer, contra-party, and/or clearing broker is unable to fulfill its obligations.

8.   **Income Taxes**

The Company's taxable income and loss are reported on the consolidated tax return of TFH and its subsidiaries. However, the Company computes its tax provision as if it were filing a return on a modified separate return basis.

At December 31, 2024, the Company had a standalone federal net operating loss carryforward ("NOL") for federal, New York State and New York City income tax purposes. Additionally, at December 31, 2024 timing differences related to the deductibility of stock-based compensation for book and tax purposes. The Company's net deferred tax asset before valuation allowance was approximately $2,447,000 using federal, state and local effective tax rates of 21%, 6.5% and 8.85% respectively. However, the Company recorded a valuation allowance of approximately $1,500,000 since management believes it is more likely than not that the Company may not realize the full benefit of these deductible differences.

As of December 31, 2024, the Company did not have any uncertain tax positions and the Company's income tax returns for all tax years subsequent to 2021 are subject to examination by tax authorities.

9.   **Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including brokerage agency execution services for institutions on an agency basis, recording transactions in securities and trade-related revenue and expenses on a trade date basis, participating in firm commitment and best efforts underwriting activities, introducing customers to its clearing broker for master stock lending program, providing corporate access to customers, providing mergers and acquisitions advisory services, introducing order flow to a third party financial institution and providing research activities. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

10.   **Subsequent Events**

The Company has evaluated subsequent events through the date of issuance of this financial statement. Based on this evaluation, the Company has determined that no events have occurred that were to be recognized or disclosed to the financial statement other than as noted below.

Effective February 1, 2025, the Company entered into an agreement to renew one of its leases for office space in New York City. This lease is scheduled to expire 3 years after the commencement date noted above. The aggregate future minimum rental payments under this renewed office lease for the years subsequent to December 31, 2024 will total $1,216,041 of which $342,324 is due in 2025, $416,233 is due in 2026, $422,254 is due in 2027, and $35,230 is due in 2028.